LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

07024947

13 June 2007

RECEIVED
2007 JUL -5 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 12 June 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period; and

2) General Announcement dated 12 June 2007, Re: Disposal of a subsidiary.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

YASMIN WEILI TAN BINTI ABDULLAH
Secretary

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 7/11

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **12/06/2007 18:04:00**
Reference No **LI-070612-74B0E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Anthony Julian Chin Yoke Sheng	07.06.2007	1.86	20,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

12 JUN 2007

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **12/06/2007 18:05:44**
Reference No **LI-070612-77237**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISPOSAL OF A SUBSIDIARY

* **Contents :-**

The Company wishes to announce the disposal by LLB Strategic Holdings Berhad, a 90% owned subsidiary of the Company, on 12 June 2007 of its entire 100% equity interest in Sepang Education Centre Sdn Bhd comprising 5,000,000 ordinary shares of RM1.00 each fully paid for a cash consideration of RM1,500,000.00.

The disposal does not have any material impact on the earnings and the net assets of the Group.

None of the Directors and major shareholders of the Company or persons connected with them has any interest, direct or indirect, in the disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

12 JUN 2007

END